UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Western Capital Resources, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

957881 10 5
(CUSIP Number)

WERCS
 and
Robert W. Moberly
400 East First Street
P.O. Box 130
Casper, WY  82602
Phone: (307) 233-8300

With a copy to:
Steven P. Amen
Kutak Rock LLP
1650 Farnam Street
Omaha, NE  68102
Phone: (402) 346-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

March 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 957881 10 5

1	NAMES OF REPORTING PERSONS
(ENTITIES ONLY)
WERCS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

	7	SOLE VOTING POWER
NUMBER OF
0
SHARES
	8	SHARED VOTING POWER
BENEFICIALLY
0
OWNED BY EACH
	9	SOLE DISPOSITIVE POWER
REPORTING
0
PERSON
	10	SHARED DISPOSITIVE POWER
WITH
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

Page 2 of 7 pages

CUSIP NO. 957881 10 5

1	NAMES OF REPORTING PERSONS
(ENTITIES ONLY)
Robert. W. Moberly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

	7	SOLE VOTING POWER
NUMBER OF
0
SHARES
	8	SHARED VOTING POWER
BENEFICIALLY
0
OWNED BY EACH
	9	SOLE DISPOSITIVE POWER
REPORTING
0
PERSON
	10	SHARED DISPOSITIVE POWER
WITH
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 3 of 7 pages

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed by WERCS, a Wyoming corporation, and Robert W. Moberly (collectively, the “Reporting Persons”), to update and amend the Schedule 13D filed by WERCS and Mr. Moberly on January 10, 2008, as amended by WERCS and Mr. Moberly on February 17, 2009, as further amended by WERCS, MOKA, Inc., a Wyoming corporation, and Mr. Moberly on June 15, 2009, and as further amended by WERCS and Mr. Moberly on February 25, 2009, with respect to their ownership of shares of Western Capital Resources, Inc. (the “Issuer”).  This Amendment No. 4 is filed in order to report the closing of the sale of all shares of the Common Stock and Series A Convertible Preferred Stock of the Issuer owned by WERCS to WCR, LLC pursuant to that certain definitive Stock Purchase and Sale Agreement, dated February 23, 2010, as amended on March 3, 2010, by and between WERCS, WCR, LLC, a Delaware limited liability company, Blackstreet Capital Partners (AI) II, L.P., a Delaware limited partnership, and Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership.  See Items 4 and 6.

Item 1.  Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock, no par value

The issuer’s name and address is:

Western Capital Resources, Inc. (the “Issuer”)
11550 “I” Street, Suite 150
Omaha, Nebraska  68137

Item 2.  Identity and Background

(a)	Name:

WERCS, a Wyoming corporation.

Robert W. Moberly.

(b)	Business address: The business address of WERCS and Mr. Moberly is:

400 East First Street
P.O. Box 130
Casper, WY   82602.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Moberly is the Chief Executive Officer and a director of WERCS.

WERCS is a holding company.  Its address is set forth in Item 2(b) above.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

None of the Reporting Persons has ever been convicted in a criminal proceeding.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 7 pages

(f)	Citizenship:

WERCS is a Wyoming corporation.

Mr. Moberly is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

As a former sole shareholder of Wyoming Financial Lenders, WERCS received an aggregate of 1,125,000 shares of the Issuer’s Common Stock and 10,000,000 shares of the Issuer’s Series A Convertible Preferred Stock in connection with a merger transaction between the Issuer and Wyoming Financial Lenders that was completed on December 31, 2007 (the “2007 Merger”).

Item 4.  Purpose of Transaction

WERCS acquired the shares of the Issuer’s Common Stock and Series A Convertible Preferred Stock as merger consideration in connection with the 2007 Merger.

On February 23, 2010, WERCS entered into a definitive Stock Purchase and Sale Agreement (the “Agreement”) by and between WERCS, WCR Acquisition, Inc., a Delaware corporation (“WCR, Inc.”), Blackstreet Capital Partners (AI) II, L.P., a Delaware limited partnership, and Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership, pursuant to which WERCS agreed to sell to WCR Inc. all shares of the Common Stock and Series A Convertible Preferred Stock of the Issuer owned by WERCS (collectively, the “Shares”).  On March 3, 2010, the parties amended the Agreement to replace WCR, Inc. with WCR, LLC as the purchaser of the Shares.  The sale of the Shares was subject to a number of conditions including (a) a condition that up to three of the four existing directors of the Company resign from the Issuer’s Board of Directors, and (b) a condition that the Issuer’s Articles of Incorporation be amended to provide that the provisions of the Minnesota Control Share Acquisition Act (the “MCSA Act”) would not apply to the sale of the Shares to WCR, LLC.  In connection with the closing of the purchase and sale of the Shares, two directors resigned and were replaced by persons nominated by WCR, LLC, and the Issuer’s Articles of Incorporation were amended to provide that the provisions of the MCSA Act would not apply to the sale as specified.

Other than as set forth above, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

None

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

None

Page 5 of 7 pages

(c)	Transactions in the securities effected during the past sixty days:

Effective as of March 31, 2010, WERCS sold all of the 1,125,000 shares of the Issuer’s Common Stock and 10,000,000 shares of the Issuer’s Series A Convertible Preferred Stock previously owned by it to WCR, LLC in a privately negotiated transaction for an aggregate purchase price of $4,781,580.57, and the entire purchase price was allocated to the Series A Convertible Preferred Stock.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities:

Effective as of March 31, 2010

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Agreement, effective as of March 31, 2010, WERCS sold all of the 1,125,000 shares of the Issuer’s Common Stock and 10,000,000 shares of the Issuer’s Series A Convertible Preferred Stock previously owned by it, whereupon the Reporting Persons no longer own, beneficially or of record, any shares of the Issuer’s Common Stock or any securities convertible into the Issuer’s Common Stock.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii)

Exhibit B	Stock Purchase and Sale Agreement, dated February 23, 2010, by and between WERCS, WCR Acquisition, Inc., Blackstreet Capital Partners (AI) II, L.P. and Blackstreet Capital Partners (QP) II, L.P.

Exhibit C
First Amendment to Stock Purchase and Sale Agreement, dated as of March 3, 2010, by and among WERCS, WCR Acquisition, Inc., WCR, LLC, Blackstreet Capital Partners (AI) II, L.P. and Blackstreet Capital Partners (QP) II, L.P.

Page 6 of 7 pages

SCHEDULE 13D

SIGNATURE

The undersigned, after reasonable inquiry and to the best of his/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2010	WERCS

	By:	/s/ Robert W. Moberly
	Name:	Robert W. Moberly
	Title:	Chief Executive Officer

ROBERT W. MOBERLY

/s/ Robert W. Moberly
Robert W. Moberly

Page 7 of 7 pages

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Western Capital Resources, Inc. is being filed on behalf of each of the undersigned.

Dated: April 5, 2010	WERCS

	By:	/s/ Robert W. Moberly
	Name:	Robert W. Moberly
	Title:	Chief Executive Officer

ROBERT W. MOBERLY

/s/ Robert W. Moberly
Robert W. Moberly

EXHIBIT B

STOCK PURCHASE AND SALE AGREEMENT

THIS STOCK PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of February 23, 2010, is entered into by and between WERCS, a Wyoming corporation (the “Seller”), WCR ACQUISITION, INC., a Delaware corporation (“Buyer”), and solely for the limited purposes set forth herein relating to Section 8(b)(i) of this Agreement BLACKSTREET CAPITAL PARTNERS (AI) II, L.P., a Delaware limited partnership, and BLACKSTREET CAPITAL PARTNERS (QP) II, L.P., a Delaware limited partnership (collectively, “BCP II”).

RECITALS:

WHEREAS, the Seller is the record and beneficial owner of 10,000,000 shares of the Series A Convertible Preferred Stock, par value $.01 per share (the “Series A Preferred”), of Western Capital Resources, Inc., a Minnesota corporation (the “Company”), and 1,125,000 shares of the Company’s Common Stock, no par value per share (the “Common Stock,” and collectively with the shares of Series A Preferred, the “Shares”) which represents approximately 61.8% of the outstanding voting shares of the Company; and

WHEREAS, the Seller desires to sell all of the Shares to the Buyer and the Buyer desires to purchase all of the Shares from the Seller on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Buyer and the Seller hereby covenant and agree as follows:

1.  Purchase and Sale of Shares.  Subject to the terms and conditions of this Agreement, at the Closing (as defined below in Section 3) the Seller shall transfer and sell to the Buyer and the Buyer shall purchase from the Seller, all of the Shares free and clear of all liens, claims and other encumbrances, other than restrictions on transfer arising under applicable state or federal securities laws.

2.  Purchase Price.

(a)  Amount of Purchase Price.  The aggregate purchase price for the Shares (the “Purchase Price”) shall be calculated as follows:

(i)  SEVEN MILLION FOUR HUNDRED THOUSAND AND 00/100 DOLLARS ($7,400,000.00) (the “Gross Cash Amount”);

LESS

(ii)  the amount of principal and accrued interest outstanding as of the Closing Date on that certain $2,000,000 Promissory Note, dated October 29, 2008, between Western Financial Lenders, Inc. (a wholly-owned subsidiary of the Company) and Banco Popular North America (“BP”), as amended (the “BP Debt”);

LESS

(iii)  the amount, if any, by which the Working Capital of the Company (as defined below) is less than $6,000,000 (the “Target Working Capital”); or

PLUS

(iv)  the amount, if any, by which the Working Capital of the Company is greater than the Target Working Capital.

(b)  For purposes hereof, “Working Capital” shall mean (y) the sum of the Company’s cash, loans receivable, inventory, prepaid expenses, prepaid taxes, current deferred taxes and other current assets, less (z) the sum of the Company’s accounts payable, accrued liabilities (excluding accrued interest due on the BP Debt), other current liabilities, accrued income taxes and deferred revenue, in each case, determined in accordance with United States generally accepted accounting principles, applied on a consistent basis in accordance with the Company’s past practice.

 (c)  Delivery of the Estimated Closing Date Working Capital Amount.  No later than two (2) business days prior to the Closing Date, the Seller shall cause the Company to prepare and deliver to the Buyer a good faith estimate of the Working Capital of the Company as of the Closing Date (the “Estimated Closing Date Working Capital”).

(d)  The Purchase Price shall be allocated 100% to the Series A Preferred with none of the Purchase Price allocated to the Common Stock, and neither the Buyer nor the Seller shall take any position which is inconsistent with such allocation.

(e)  Payment of the Purchase Price.

(i)  At Closing, the Buyer will pay to the Seller an amount equal to (A) the Gross Cash Amount, (B) less the amount of the BP Debt, (C) (1) less the amount by which the Target Working Capital exceeds the Estimated Closing Date Working Capital, or (2) plus the amount by which the Estimated Closing Date Working Capital exceeds the Target Working Capital (the “Closing Date Consideration”).  Payment shall be made by wire transfer of immediately available funds in accordance with written instructions provided by the Seller.

(ii)  Within forty-five (45) calendar days after the Closing Date, the Company shall deliver to the Seller and the Buyer a statement (the “Final Closing Date Working Capital”) setting forth the actual Working Capital of the Company as of the Closing Date (the “Working Capital Statement”).  If the Final Closing Date Working Capital is less than the Estimated Closing Date Working Capital, then the Purchase Price shall be reduced by the amount by which the Final Closing Date Working Capital is less than the Estimated Closing Date Working Capital, and the Seller shall remit to the Buyer an amount equal to such difference, without interest, within two (2) business days after receipt of the Working Capital Statement. If the Final Closing Date Working Capital is greater than the Estimated Closing Date Working Capital, then the Purchase Price shall be increased by the amount by which the Final Closing Date Working Capital exceeds the Estimated Closing Date Working Capital, and the Buyer shall remit to the Seller an amount equal to such excess, without interest, within two (2) business days after receipt of the Working Capital Statement.  Such remittance shall be made by wire transfer of immediately available funds in accordance with written instructions provided by the party entitled to payment hereunder.

3.  Closing.  The closing of the purchase and sale of the Shares (the “Closing”) shall occur on the later of (a) March 31, 2010 at 10:00 a.m. Eastern Time, or (b) within two (2) business days of such other date or other time upon which the conditions set forth in Sections 6 and 7 of this Agreement are satisfied as determined collectively by the Buyer and the Seller (the “Closing Date”).  The Closing shall be conducted by the delivery and exchange of all required closing deliverables by FedEx or another recognized overnight courier and/or by facsimile and/or by the electronic transmission of deliverables in PDF or a comparable format.  All actions to be taken at the Closing pursuant to this Agreement shall be deemed to have occurred simultaneously, and no act, document or transaction shall be deemed to have been taken, delivered or effected until all such actions, documents and transactions have been taken, delivered or effected.  At the Closing, and in addition to actions to be taken in order to satisfy the conditions set forth in Sections 6 and 7 hereof:

(a)  the Buyer shall pay to the Seller, and the Seller shall receive from the Buyer, the Closing Date Consideration in accordance with the provisions of Section 2(e)(i) hereof; and

(b)  the Seller shall deliver to the Buyer the certificates representing the Shares, together with duly executed stock assignments relating thereto transferring the Shares to the Buyer (or its designee) free and clear of all liens, claims and encumbrances of every kind, nature and description whatsoever other than restrictions on transfer arising under applicable state or federal securities laws.

4.  Representations and Warranties of the Seller.  The Seller hereby represents and warrants to the Buyer as follows:

(a)  Due Organization and Authority.  The Seller (i) is duly organized, validly existing and in good standing as a corporation under the laws of State of Wyoming; (ii) has the right and power under its organizational instruments to execute, deliver and perform its obligations hereunder; (iii) has taken all corporate actions necessary to duly authorize the Seller to execute, deliver and perform its obligations hereunder; and (iv) affirms that the individual executing and delivering this Agreement on behalf of the Seller has the requisite right, power, capacity and authority to do so on behalf of the Seller.

(b)  No Violation.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Seller do not and will not (i) violate the Seller’s articles of incorporation or bylaws or any order, judgment or injunction, or conflict with or result in a breach of or default under any agreement, to which the Seller is a party or by which the Seller is bound or subject; or (ii) result in or constitute the basis for the creation of any claim, lien or encumbrance of any nature whatsoever on or in respect of the Shares.

(c)  The Shares.  To the Knowledge of the Seller (as defined below), all of the Shares (i) have been duly authorized, (ii) are validly issued, fully paid and nonassessable, (iii) are not subject to any preemptive rights, and (iv) have been acquired by the Seller in compliance with all applicable state and federal securities laws.  There are no (A) outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights (other than the right to convert each share of the Series A Preferred into one share of Common Stock, and the Company’s right to redeem each share of Series A Preferred at a per-share price of $3.50 plus accrued but unpaid dividends) or other agreements or commitments to which the Seller is a party or which are binding upon the Seller providing for the disposition or acquisition of any of the Shares (other than this Agreement); (B) voting trusts, proxies or any other agreements or understandings with respect to the Seller’s Shares to which the Seller is a party; or (C) obligations (contingent or otherwise) to which the Seller is subject pursuant to which the Seller is prohibited in any way from transferring the Shares to the Buyer.  The Seller is the sole record and beneficial owner of the Shares, and upon delivery by the Buyer to the Seller of the Purchase Price, valid and marketable title to the Shares will pass to the Buyer free and clear of any lien, claim, encumbrance or restriction on transfer other than those under applicable state or federal securities laws.  The Shares represent all of the capital stock of, and economic interests in, the Company held by the Seller, and upon consummation of the transactions contemplated hereby, the Seller will no longer have any interest in the Shares or the Company.  For purposes of this Agreement “Knowledge” as it relates to the Seller shall mean the actual knowledge or awareness of such fact or matter by Mr. Robert Moberly or Mr. John Quandahl.

(d)  No Broker or Finder.  Except for services provided to the Company and/or the Seller by B&L Capital, LLC, payment for which the Seller shall be solely responsible, no broker, finder or other financial consultant has acted on behalf of the Seller in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability on the part of the Buyer.  The Seller agrees to indemnify and save the Buyer harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of the Seller and to bear the cost of legal expenses incurred in defending against any such claim.

(e)  Accurate SEC Filings.  To the Knowledge of the Seller, (i) during the period from January 1, 2009 through the Closing Date, the Company has filed or will file timely all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), except for the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was filed on May 4, 2009 and was not timely (all of the foregoing filings and all exhibits included therein and financial statements, notes and schedules thereto, and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”); (ii) as of their respective dates, the SEC Documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (iii) as of their respective dates, the financial statements of the Company included in the SEC Documents (except for the financial statements for the fiscal year ended December 31, 2007 and for each of the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, all of which were restated and reflected or included in the Form 10-K for the fiscal year ended December 31, 2008 and which restated financial statements supersede any related previous filings and are in compliance with this Section 4(e)), fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate).  In connection with making the representations herein, the Seller understands that the Company has provided the Buyer with access to a copy of a report to the Company’s Board of Directors, dated April 9, 2009, relating to a confidential internal investigation (the “Confidential Investigation”) conducted primarily by Maslon Edelman Borman & Brand, LLP, counsel to the Company.  The Seller understands that the Company reviewed the findings of the Confidential Investigation and, in consultation with its counsel, made the related disclosures that were required in its applicable periodic reports under the 1934 Act and in satisfaction of its other applicable disclosure obligations.  In making its representations herein as they relate to the matters covered by the Confidential Investigation, the Seller is relying solely upon the Company’s determination as to the disclosures that were required to be made with respect to the Confidential Investigation, provided that to the Knowledge of the Seller, the Company’s Board of Directors has taken all actions that it has determined to be necessary and appropriate in light of its fiduciary duties to address the issues identified in the Confidential Investigation.

(f)  Absence of Changes.  To the Knowledge of the Seller, (i) there is no action, suit, proceeding, inquiry or investigation before or by the Over-the-Counter Bulletin Board, any court, public board, government agency, self-regulatory organization or body pending or threatened against or affecting the Company, the Seller, the Shares, the Company’s common stock or any of the Seller’s or the Company’s officers or directors which is outside of the ordinary course of business or individually or in the aggregate material to the Seller or the Company; (ii) there has not been, and there is not pending, any investigation by the SEC involving the Seller or the Company or any current or former director or officer of the Seller or the Company; and (iii) the SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Securities Act of 1933, as amended (the “1933 Act”), or the 1934 Act.

(g)  Ability to Vote the Shares.  The Seller has the ability, power and authority to vote the Shares in favor of the amendment of the Company's Articles of Incorporation as described in Sections 6(d) and 8(b) of this Agreement, and the Seller is not aware of any matter that would prevent, impair or impede the Seller's ability to vote in favor of such amendment.

5.  Representations and Warranties of the Buyer.  The Buyer hereby represents and warrants to the Seller as follows:

(a)  Due Organization and Authority.  The Buyer is duly organized, validly existing and in good standing as a corporation under the laws of the State of Delaware.  The Buyer (i) has the right and power under its organizational instruments to execute, deliver and perform its obligations hereunder; (ii) has taken all corporate or other actions necessary to duly authorize the Buyer to execute, deliver and perform its obligations hereunder; and (iii) affirms that the individual(s) executing and delivering this Agreement on behalf of the Buyer has the requisite right, power, capacity and authority to do so on behalf of the Buyer.

(b)  No Violation.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Buyer do not and will not violate the Buyer’s certificate of incorporation or bylaws or any of its other organizational documents, or any order, judgment or injunction, or conflict with or result in a breach of or default under any agreement, to which the Buyer is a party or by which the Buyer is bound or subject.

(c)  Ability to Make Payment.  The Buyer is an affiliate of  BCP II, which comprise two funds with approximately $105 million in capital and/or firm capital commitments and a $15 million credit facility, and, as a result, the Buyer currently has access to sufficient funds with which to pay the Purchase Price in accordance with the terms hereof.

(d)  Independent Investigation; Seller’s Representations.  The Buyer has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Company, which investigation, review and analysis was done by the Buyer and its representatives.  The Buyer acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Company for such purpose.  The Buyer acknowledges that, except for the specific representations and warranties of the Seller set forth herein and in any schedules, agreements or certificates delivered by the Seller to the Buyer pursuant to this Agreement, the Seller has not made to the Buyer any other representations or warranties.

(e)  Accredited Investor.  The Buyer is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

(f)  Purchase Entirely for Own Account.  The Buyer is acquiring the Shares for its own account, not as a nominee or agent, for investment purposes only and not with a view to the resale or distribution of any part thereof.  The Buyer has no present intention of selling, granting any participation in, or otherwise distributing any of the Shares and does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

(g)  Restricted Securities.  The Buyer understands that (i) the Shares are characterized as “restricted securities” under the federal securities laws inasmuch as they were issued to the Seller in a transaction not involving a public offering and the Shares will retain such characterization in the hands of the Buyer, and (ii) the Shares may not be resold by the Buyer without registration under the 1933 Act and applicable state securities laws, unless such sale is made pursuant to an available exemption thereto.  In connection therewith, the Buyer understands that any certificate for the Shares issued in its name by the Company will bear a legend pertaining to such restrictions on the transferability of the Shares.

(h)  No Broker or Finder.  No broker, finder or other financial consultant has acted on behalf of the Buyer in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability on the part of the Seller.  The Buyer agrees to indemnify and save the Seller harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of the Buyer and to bear the cost of legal expenses incurred in defending against any such claim.

6.   Conditions to the Buyer’s Obligations at Closing.  The obligations of the Buyer to the Seller under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived by the Buyer in its sole discretion:

(a)  Representations and Warranties.  The Seller shall have certified, in a form reasonably acceptable to the Buyer, that the representations and warranties of the Seller contained in Section 4 remain true and correct in all material respects on and as of the Closing Date.

(b)  Performance.  The Seller shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date.

(c)  No Actions, Suits or Proceedings.  No order of any court or governmental authority shall have been issued restraining, prohibiting, restricting or delaying, the consummation of the transactions contemplated by this Agreement.  No litigation shall be pending or, to the knowledge of the parties to this Agreement, threatened, before any court or governmental authority to restrain, prohibit, restrict or delay, or to obtain damages or a discovery order in respect of this Agreement or the consummation of the transactions contemplated hereby.

(d)  Minnesota Control Share Acquisition Act.  The Company’s Articles of Incorporation shall have been duly amended so that the provisions of the Minnesota Control Share Acquisition Act (Minn. Stat. § 302A.671) shall no longer apply to the Company and to the sale and purchase of the Shares pursuant to this Agreement.

(e)  Resignation of Directors.  Each of Robert W. Moberly, Mark Houlton and James Mandel shall have submitted his written resignation from the Company’s Board of Directors effective as of the Closing Date.

(f)  Quandahl Employment Agreement.  The Company and John Quandahl shall have entered into an employment agreement on terms substantially similar to the current employment arrangements between the Company and Mr. Quandahl and on terms otherwise reasonably satisfactory to the Buyer.

(g)  Due Diligence.  The Buyer shall have completed all of its due diligence with respect to the Company and shall be reasonably satisfied with the results thereof.

(h)  2009 Annual Report.  The Company shall have filed its annual report on Form 10-K for the fiscal year ended December 31, 2009 with the SEC on or before the Closing Date.

7.  Conditions to the Seller’s Obligations at Closing.  The obligations of the Seller to the Buyer under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived by the Seller in its sole discretion:

(a)  Representations and Warranties.  The Buyer shall have certified, in a form reasonably acceptable to the Seller, that the representations and warranties of the Buyer contained in Section 5 remain true and correct in all material respects on and as of the Closing Date.

(b)  Performance.  The Buyer and BCP II shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the Closing Date.

(c)  No Actions, Suits or Proceedings.  No order of any court or governmental authority shall have been issued restraining, prohibiting, restricting or delaying, the consummation of the transactions contemplated by this Agreement.  No litigation shall be pending or, to the knowledge of the parties to this Agreement, threatened, before any court or governmental authority to restrain, prohibit, restrict or delay, or to obtain damages or a discovery order in respect of this Agreement or the consummation of the transactions contemplated hereby.

(d)  Guarantees.  Banco Popular North America shall have unconditionally released the Seller and Robert W. Moberly from their respective guarantees of the BP Debt (collectively, the “BP Guarantees”).

(e)  Directors’ Liability Coverage.  The Company shall have provided reasonable assurance to the Seller that the Company shall continue to provide a policy of directors and officers insurance for the directors resigning from the Board pursuant to Section 6(e) hereof with respect to claims relating to periods prior to the Closing Date through the applicable statute of limitation periods, provided however that the Company shall have no obligation under this Section 7(e) so long as the Company maintains a “Claims-Made” policy of directors and officers insurance at a price and coverage that is substantially similar to the price and coverage that the Company currently pays and has for its directors and officers insurance policy.

8.  Additional Covenants.

(a)  No Negotiations with Third Parties.  From the date of this Agreement until the Closing or such time as this Agreement is terminated pursuant to Section 10 hereof, the Seller shall not directly or indirectly, through any representative or otherwise, provide information to, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the acquisition of the Shares, in whole or in part.  The Seller will immediately notify the Buyer regarding any contact between the Seller or any of its representatives and any other person regarding any such offer or proposal or any related inquiry.

(b)  Efforts to Consummate.  Except as set forth below, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary to satisfy the conditions set forth herein as soon as practicable, including, without limitation, using commercially reasonable efforts to obtain all waivers, consents, approvals and authorizations which are necessary or desirable in connection with the transactions contemplated by this Agreement.  In that regard, the Seller shall promptly make a proposal for an amendment to the Company’s Articles of Incorporation (in a form reasonably satisfactory to the Buyer) for the purpose of satisfying the condition set forth in Section 6(d) hereof and make a demand on the Company to hold a special meeting of the shareholders of the Company as soon as practicable for the purpose of obtaining the necessary consent of the shareholders of the Company to said amendment.  In connection therewith, the Seller shall cooperate with the Company in connection with the preparation and delivery of a proxy statement relating to such special meeting, and shall use its best efforts to vote the Shares in favor of the amendment proposed at the special meeting.  Further in that regard, (i) BCP II shall use its best efforts to capitalize the Buyer in order to timely fund the payment of the Closing Date Consideration on the Closing Date as set forth in Section 2, and (ii) the Buyer shall use its commercially reasonable efforts to effect the unconditional release of the BP Guarantees for the purpose of satisfying the condition set forth in Section 7(d) hereof, and, to the extent necessary in connection with any such release, the Buyer shall cooperate with BP in connection with the replacement or substitution of guarantors for the BP Guarantees.  No party hereto will take any action for the purpose of delaying, impairing or impeding the receipt of any required waiver, consent, approval or authorization.  In case at any time before or after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will cooperate with the other and take such further action (including the execution and delivery of such further instruments and documents) as the other party may reasonably request.

(c)  Confidentiality.  For purposes of that certain Confidentiality Agreement by and between the Company and Blackstreet Capital Management, LLC (“BCM”), dated as of January 29, 2010 (the “Confidentiality Agreement”), the Buyer acknowledges that it shall be deemed to be a “Representative” (as defined in the Confidentiality Agreement) of BCM and the Seller acknowledges that it shall be deemed to be a Representative of the Company and that, as a result, they agree that they are each bound by the terms, conditions and other provisions of the Confidentiality Agreement.

(d)  Publicity.  Except to the extent otherwise required by law, none of the parties shall issue or authorize to be issued any press release or similar announcement concerning this Agreement or any of the transactions contemplated hereby without the prior written approval of the other party, which approval shall not be unreasonably withheld.  The parties agree that they will consult with each other concerning any such proposed press release or other announcement and shall use reasonable commercial efforts to agree upon the text of any such press release or the making of any such announcement.

(e)  Access to Information.  The Seller shall use its commercially reasonable efforts to make available to the Buyer all information that is not publicly available concerning the business, assets, liabilities, operations, financial condition and prospects of the Company which the Buyer reasonably requests and which is in the Seller’s possession or to which the Seller has access.  The Seller shall promptly advise the Buyer regarding any material developments or matters which occur before the Closing Date relating to the Company or which may otherwise affect the transactions contemplated herein to the extent that the Seller has or obtains Knowledge of any such developments or matters.

(f)  Restrictive Covenants.  The Seller agrees that, for a period of three (3) years following the Closing Date, it shall not engage in any payday lending, check cashing or prepaid cellular distribution business or any other business activities that the Company is currently engaged in, has been engaged in within the past two (2) years, or has plans to engage in as of the Closing Date.  In addition to the foregoing, the Seller agrees that it shall not (through itself or any affiliate of the Seller) employ, hire, engage or otherwise retain (as an employee, consultant or in any other capacity) any employee who is employed by the Company at the Closing Date, and who subsequently ceases working for the Company after the Closing Date, for a period of three years after the date that such employee ceases to be employed by the Company, without the prior written consent of the Buyer; provided, however, that the Seller shall be able to hire any terminated employees without prior consent of the Buyer following a dissolution or liquidation of the Company.

(g) Retention of Shares.  Until such time as the Final Closing Date Working Capital is determined and any payments that may be required under Section 2(e)(ii) have been made in full, the Buyer shall retain control of the Shares (whether directly or indirectly in a subsidiary of the Buyer that is wholly owned except for any interest held by John Quandahl), free and clear of all liens, claims or other encumbrances of any type or nature.

9.  Indemnification.

(a)  Survival of Representations, Warranties and Covenants.  The representations and warranties contained in this Agreement shall survive the Closing for a period of one (1) year; provided however that the representations and warranties set forth in Sections 4(a) through 4(c), 5(a), 5(b) and 5(d) through 5(g) shall survive the Closing and continue in full force and effect indefinitely.  Any claims for indemnification asserted in writing as provided for in this Section 9 prior to the expiration date applicable to the representation or warranty with respect to which such claim for indemnification is made shall survive until finally resolved and satisfied in full.  For convenience of reference, the date upon which any representation and warranty contained herein shall terminate is referred to herein as the “Survival Date.”  No third party other than the Indemnified Persons (as defined below), shall be a third party or other beneficiary of such representations and warranties.  All covenants and agreements contained in this Agreement and to be performed in whole or in part after the Closing shall survive the Closing and continue in full force until fully performed in accordance with their terms.

(b)  Definitions.  As used in this Agreement, the following terms shall have the following meanings:

(i)  “Event of Indemnification” shall mean the following: (A) the untruth, inaccuracy or breach by the Seller, on the one hand, or the Buyer, on the other hand, of any representation or warranty by such party contained in this Agreement; or (B) the breach by the Seller, on the one hand, or the Buyer, on the other hand, of any agreement or covenant by such party contained in this Agreement.

(ii)  “Indemnified Persons” shall mean and include, on the one hand, the Buyer and its affiliates, successors and assigns, and the respective officers, directors, partners, agents and employees of each of the foregoing and, on the other hand, the Seller, and its successors, assigns and the respective officers, directors, agents and employees of each of the foregoing.

(iii)  “Indemnifying Persons” shall mean and include, on the one hand, each of the Seller and its successors and assigns, and, on the other hand, the Buyer and its successors and assigns.

(iv)  “Losses” shall mean any and all losses, claims, shortages, damages, liabilities, and expenses (including reasonable attorneys’ and accountants’ fees) sustained, suffered or incurred by any Indemnified Person arising from or in connection with any such matter that is the subject of indemnification under this Section 9.

(c)  Indemnification Generally; Limitations.  The Indemnifying Persons shall indemnify the Indemnified Persons from and against any and all Losses arising from or in connection with any Event of Indemnification with respect to the Indemnified Persons, which shall be paid promptly by the Indemnifying Persons, provided, that the maximum aggregate liability of any group of Indemnifying Persons shall not exceed the amount of the final Purchase Price.

(d)  Assertion of Claims.  No claim shall be brought under this Section 9 unless the Indemnified Persons, or any of them, at any time prior to the applicable Survival Date, give the Indemnifying Persons written notice of the existence of any such claim, specifying the nature and basis of such claim and the amount thereof, to the extent known, but the failure so to provide such notice to the Indemnifying Persons will not relieve the Indemnifying Persons from any liability which they may have to the Indemnified Persons under this Agreement or otherwise (unless and only to the extent that such failure results in the loss or compromise of any rights or defenses of the Indemnifying Persons and they were not otherwise aware of such action or claim).

(e)  Third Party Claims.  If the claim of an Indemnified Person arises out of, or is a result of, any claim made by a third party against the Indemnified Person, then the Indemnifying Person will be entitled to assume the defense of any lawsuit, action, claim, litigation or other proceeding (each, an “Proceeding”) relating thereto with counsel reasonably satisfactory to the Indemnified Person unless (i) the Indemnifying Person is also a party to such Proceeding and the Indemnified Person determines in good faith that a conflict of interest exists which makes it inappropriate for the Indemnifying Person to assume such defense or (ii) the Indemnifying Person fails to provide prompt reasonable assurance in writing to the Indemnified Person of its intent to defend such Proceeding.  Upon its assumption of the defense of a Proceeding, the Indemnifying Person will not, as long as it diligently conducts such defense, be liable to the Indemnified Person under this Section 9 for the fees of other counsel or any other expenses with respect to the defense of such Proceeding subsequently incurred by the Indemnified Person in connection with the defense thereof.  Notwithstanding the assumption of the defense of a Proceeding by the Indemnifying Person, each Indemnified Person shall reasonably cooperate with the Indemnifying Person in connection with the defense thereof.  An Indemnified Person may participate in, but not control, any defense or settlement of a Proceeding at its own expense.  If the Indemnifying Person assumes the defense of a Proceeding, (i) no compromise or settlement of such claims may be effected by the Indemnifying Person without the Indemnified Person’s consent unless (A) there is no finding or admission establishing a violation of law by the Indemnified Person or having a material adverse effect on any other claims of or against the Indemnified Person, (B) the terms thereof provide for a full release for the Indemnified Person and (C) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (ii) the Indemnified Person will have no liability with respect to any compromise or settlement of such claims effected without its consent.

(f)  Exclusive Remedy.  Each party hereto hereby agrees that the exclusive remedy available to it with respect to any and all claims which are subject to indemnification under this Agreement shall be to seek indemnification against another party hereto pursuant to the terms and conditions of this Section 9; provided, however, that nothing in this Section 9(f) shall be deemed to preclude a party from pursuing any remedy available to it at law or in equity to enforce another party’s obligations under this Section 9.

10.  Termination.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Closing Date:

(a)  by mutual written agreement of the Seller and the Buyer;

(b)  by either the Seller or the Buyer, if the Closing shall not have occurred on or before June 1, 2010 (the “Termination Date”); provided that the party seeking to terminate this Agreement pursuant to this Section 10(b) (or its affiliates) shall not have breached in any material respect its (or their) obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the transactions contemplated herein on or before the Termination Date;

(c)  by the Seller, if there has been a material breach of any of the representations or warranties, covenants or agreements of the Buyer set forth in this Agreement, which breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by the Seller to the Buyer; and

(d)  by the Buyer, if there has been a material breach of any of the representations or warranties, covenants or agreements of the Seller set forth in this Agreement, which breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by the Buyer to the Seller.

In the event of termination of this Agreement pursuant to this Section 10, the transactions contemplated hereby shall be deemed abandoned and this Agreement shall forthwith become void, except that the provisions of this paragraph and all of Section 11 shall survive any termination of this Agreement; provided, however, that a termination pursuant to Section 10(b), 10(c) or 10(d) shall not relieve the non-terminating party from liability for any breach of this Agreement occurring prior to such termination (or any liability for intentional acts, willful misconduct or fraud, with respect to which the terminating party may pursue all remedies available at law or in equity).

11.  Miscellaneous.

(a)  Notices.  All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party’s address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by facsimile transmission, (iii) sent by recognized overnight courier, or (iv) sent by certified mail, return receipt requested, postage prepaid:

If to the Buyer	WCR Acquisition, Inc.
or BCP II to:	c/o Blackstreet Capital Management, LLC
5425 Wisconsin Avenue, Suite 701
Chevy Chase, MD 20815
Attn: Mr. Murry N. Gunty
Fax No.: (240) 223-1331

With a copy to:*	Patton Boggs LLP
8484 Westpark Drive, Ninth Floor
McLean, VA 22102
Attn: Douglas C. Boggs, Esq.
Fax No.: (703) 744-8001

If to the Seller to:	WERCS
400 East 1st Street
P.O. Box 130
Casper, WY 82601
Attn: Mr. Lee Karavitis
Fax No.: (307) 473-5585

With a copy to:*	Kutak Rock LLP
1650 Farnam Street
Omaha, NE 68102
Attn: Steven P. Amen, Esq.
Fax No.: (402) 346-1148

*Such copy shall not constitute notice.

All notices, requests, consents and other communications hereunder shall be deemed to have been given (a) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (b) if sent by facsimile transmission, at the time receipt has been acknowledged by electronic confirmation or otherwise, (c) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or (d) if sent by certified mail, on the third (3rd) business day following the day such mailing is made.

(b)  Entire Agreement.  This Agreement, together with the Confidentiality Agreement, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

(c)  Assignment.  Neither this Agreement nor any interest herein shall be assignable (voluntarily, involuntarily, by judicial process, operation of law, or otherwise), in whole or in part, by any party without the prior written consent of the other party, except that the Buyer may, without the consent of the Seller, assign all of its rights under this Agreement to an affiliate of the Buyer, provided that the Buyer remains liable for all of its obligations hereunder.

(d)  Successors and Assigns.  Each of the terms, provisions, and obligations of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties and their respective legal representatives, successors and permitted assigns.

(e)  Amendments and Waivers.  Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the parties hereto.  No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

(f)  Section Headings.  The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

(g)  Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(h)  Further Assurances.  At any time and from time to time after the Closing, the parties agree to perform and execute all further acts, deeds, conveyances and transfers, and deliver all further documents and assurances reasonably necessary or desirable to effectuate the transactions contemplated in this Agreement.

(i)  Governing Law.  This Agreement (i) shall be governed by and construed in accordance with the Minnesota Business Corporation Act as to matters relating to the transfer of shares of capital stock by the Seller that are within the scope thereof, and (ii) as to all other matters, shall be governed by and construed in accordance with the laws of the State of Delaware, in each case without giving effect to any applicable conflicts of laws provisions.

(j)  Expenses.  Each of the parties shall pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including without limitation the fees and expenses of its own legal counsel.

(k)  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase and Sale Agreement as of the date first set forth above.

BUYER:

WCR ACQUISITION, INC.

By:	/s/ Angel Donchev
Name:	Angel Donchev
Its:	Vice President

SELLER:

WERCS

By:	/s/ Lee Karavitis
Name:	Lee Karavitis
Its:	Vice President

Solely with respect to the provisions
of Sections 8(b)(i) hereto:

BLACKSTREET CAPITAL PARTNERS (AI) II, L.P.

By: Blackstreet Capital Advisors II, LLC
Its: General Partner

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Its:	Manager

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.

By: Blackstreet Capital Advisors II, LLC
Its: General Partner

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Its:	Manager

EXHIBIT C

FIRST AMENDMENT TO STOCK PURCHASE AND SALE AGREEMENT

THIS FIRST AMENDMENT TO STOCK PURCHASE AND SALE AGREEMENT (this “Amendment”), dated as of March 3, 2010, is entered into by and among WERCS, a Wyoming corporation (the “Seller”), WCR ACQUISITION, INC., a Delaware corporation (“Original Buyer”), WCR, LLC, a Delaware limited liability company (“Buyer”), and, solely for the limited purposes set forth in Section 8(b)(i) of the Agreement (as defined below), BLACKSTREET CAPITAL PARTNERS (AI) II, L.P., a Delaware limited partnership, and BLACKSTREET CAPITAL PARTNERS (QP) II, L.P., a Delaware limited partnership (collectively, “BCP II”).  All capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Agreement.

RECITALS:

WHEREAS, the Seller, Original Buyer and BCP II entered into a certain Stock Purchase and Sale Agreement, dated February 23, 2010 (the “Agreement”), pursuant to which, among other things, the Seller agreed to sell and Original Buyer agreed to purchase the Shares;

WHEREAS, Original Buyer desires to transfer and assign all of its rights and obligations under the Agreement to Buyer;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Buyer and the Seller hereby covenant and agree as follows:

1.  Substitution of Original Buyer.  Original Buyer hereby transfers and assigns to Buyer all of its rights and obligations under the Agreement, including without limitation its obligation to pay the Purchase Price to the Seller and its right to receive the Shares, in each case subject to the satisfaction of the conditions set forth in the Agreement.  All references in the Agreement to the term “Buyer” shall be deemed amended to refer to WCR, LLC and all references to “WCR Acquisition, Inc.” shall be replaced with “WCR, LLC”.

2.  Amendment to Section 5(a).  The word “corporation” in the first sentence of Section 5(a) of the Agreement is hereby deleted and replaced with “limited liability company”.

3.  Amendment to Section 5(b).  The phrase “certificate of incorporation or bylaws” in the first sentence of Section 5(b) of the Agreement is hereby deleted and replaced with “certificate of formation or operating agreement”.

4.  Miscellaneous.

(a)  No Other Amendments.  Except as modified by the terms of this Amendment, the Agreement is hereby ratified and confirmed in its entirety, and shall remain in full force and effect in accordance with its terms.

(b)  Reference to Agreement.  On and after the date hereof, each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import referring to the Agreement shall mean and be a reference to the Agreement as amended hereby.

(c)  Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, in each case without giving effect to any applicable conflicts of laws provisions.

(d)  Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Stock Purchase and Sale Agreement as of the date first set forth above.

SELLER:

WERCS

By:	/s/ Lee Karavitis
Name:	Lee Karavitis
Its:	Vice President

BUYER:

WCR, LLC

By:	Blackstreet Capital Advisors II, LLC
Its:	Manager

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Its:	Manager

ORIGINAL BUYER:

WCR ACQUISITION, INC.

By:	/s/ Angel Donchev
Name:	Angel Donchev
Its:	Vice President

Signature page to First Amendment to Stock Purchase and Sale Agreement

ACKNOWLEDGED AND AGREED:

BCP II:

BLACKSTREET CAPITAL PARTNERS (AI) II, L.P

By:	Blackstreet Capital Advisors II, LLC
Its:	General Partner

/s/ Murry N. Gunty
Name:	Murry N. Gunty
Its:	Manager

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P

By:	Blackstreet Capital Advisors II, LLC
Its:	General Partner

/s/ Murry N. Gunty
Name:	Murry N. Gunty
Its:	Manager

Signature page to First Amendment to Stock Purchase and Sale Agreement